SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                       For the month of OCTOBER   , 2003.
                                       -----------  ----

                             TUMI RESOURCES LIMITED
                   -------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
 ------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           (Registrant)

Date  October 01, 2003                     By  /s/ Nick DeMare
     --------------------                  -------------------------------------
                                           (Signature)



Nick DeMare, Director
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1 Print the name and title of the signing officer under his signature.

                             TUMI RESOURCES LIMITED

                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 685-9316 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                            TSX Venture Symbol: TM.V

--------------------------------------------------------------------------------

NEWS RELEASE                                                    OCTOBER 01, 2003

              CINCO MINAS, MEXICO - PHASE II WORK PROGRAM STARTED
               TINKA JOINT VENTURE, PERU - WORK PROGRAM UNDERWAY

Vancouver, Canada - Mr. David Henstridge, President, Tumi Resources Limited is pleased to announce that the fall work program on the Cinco Minas silver-gold project, located in Jalisco, Mexico, has commenced.

Metallurgical Testwork
----------------------
Prior to further drilling around the El Abra historic mine area, representative samples of the mineralized vein system have been collected for metallurgical testwork. Two samples, each about 300 kilograms, have been channel sampled, one at surface level (384 adit) and one from Trinidad level (about 70 metres below surface). Both samples were collected across the true width of the vein, averaging 12.8 metres. The samples have been delivered to the Institute of Metallurgy at the University of San Louis Potosi, Mexico. The initial testwork on both samples will include both bottle roll tests and column leach studies using an initial rock crush size of minus one-half inch.

Tinka Prospect, Peru
--------------------
Tinka Resources Limited has advised the Company that a work program has commenced on the Tinka copper-gold prospect in Peru. Tinka has the right to earn a 70% interest from Tumi Resources Limited and a Peruvian national.

The property comprises 3,460 acres (1,400 has) and lies in the well-known Peruvian coastal copper belt. The belt contains strata bound replacement copper deposits and volcanic massive sulphide deposits. Further to the south the belt contains the Toquepala, Cuajone, Quellaveco and Cerro Verde porphyry copper mines. Significant surface exploration programs have been undertaken on the property over 30 years, including Induced Polarization, trenching, and rock chip sampling, with almost one half of the samples returning greater than 200 ppm copper with a highest value of 2,211 ppm copper. The two IP surveys conducted defined a very large continuous IP anomaly approximately 3,200 metres by 1,400 metres. Tinka Resources has commenced its Phase 1 Work Program on the Tinka Prospect that will include drilling this fall. To better define initial drill targets, a Horizontal Loop Electromagnetic survey ("HLEM") will first be conducted. The HELM survey is expected to start in the latter part of October followed by a drill program for November 2003.

Investor Relations and Public Awareness Program
-----------------------------------------------
The Company recognizes the importance of making its name known in the investment community and has an active public relations program which includes Nick Nicolaas located in Vancouver, Canada who provides market awareness services and coordinates Tumi's investor relations activities.

The Company has now been registered with the U.S. Securities and Exchange Commission as a foreign private issuer. The Company is proceeding with the necessary filings for quotation on the OTCBB.

The Company is also aware of the significant interest in Europe for resource companies and has taken steps to increase its profile in Europe by listing on a German Exchange.

ON BEHALF OF THE BOARD

/s/ David Henstridge
---------------------------------
David Henstridge, President & CEO

Investor information contact: Nick L. Nicolaas
                              604-657-4058
                              nicolaas@attglobal.net
                     Website: www.tinkaresources.com

This Company Summary contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management.

Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein

         The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.